UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number    001-33578

SAMSON OIL & GAS LIMITED
(Translation of registrant’s name into English)

Level 36, Exchange Plaza
2 The Esplanade
Perth, Western Australia 6000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

On October 1, 2010, the registrant filed a copy of its 2010 Annual Report for the period ended June 30, 2010 (the “Annual Report”) on Form 6-K with the Securities and Exchange Commission (“SEC”) as Exhibit 99.2.  A supplement to the Annual Report is attached hereto as Exhibit 99.6.  A copy of the Annual Report, including its audited financial statements for the year ended June 30, 2010, is available on the registrant’s website at http://samsonoilandgas.com/IRM/content/investor_asxannouncements.html.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAMSON OIL & GAS LIMITED

Date: October 21, 2010	/s/ Robyn Lamont
Name: Robyn Lamont
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release, dated October 7, 2010: Samson Oil & Gas Advises on Strategic Growth Plan, Capital Expenditures and Operations
99.2	Press Release, dated October 11, 2010: Samson Oil & Gas Operational Advisory
99.3	Press Release, dated October 14, 2010: Samson Oil & Gas Announces Final Results of Goshen County Transaction
99.4	Press Release, dated October 18, 2010: Samson Oil & Gas Limited Advisory, Earl #1-13H
99.5	2010 Circular to Shareholders: Notice of Annual General Meeting, Explanatory Memorandum and Proxy Form
99.6	Supplement to the 2010 Annual Report for the period ended June 30, 2010